UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMERICAN LAND LEASE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

027118108

(CUSIP Number)

Green Courte Partners, LLC

560 Oakwood Avenue

Suite 100

Lake Forest, Illinois 60045

Attention: James R. Goldman, Managing Director, Chief Investment Officer

(847) 582-9400

Copy to:

Hal M. Brown

Jason C. Harmon

DLA Piper LLP (US)

203 North LaSalle Street

Suite 1900

Chicago, Illinois 60601

(312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027118108

1.	Names of Reporting Persons. Green Courte Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,428,685[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,428,685[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,428,685[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 92.4%
14.	Type of Reporting Person (See Instructions) OO

[1]	Represents 7,428,685 shares of common stock, par value $0.01 per share (the “Common Stock”) acquired by Purchaser (as defined below) pursuant to the terms of the Offer (as defined below).

CUSIP No. 027118108

1.	Names of Reporting Persons. GCP REIT II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,428,685[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,428,685[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 92.4%
14.	Type of Reporting Person (See Instructions) CO

[2]	Represents 7,428,685 shares of Common Stock acquired by Purchaser pursuant to the terms of the Offer.

CUSIP No. 027118108

1.	Names of Reporting Persons. GCP Sunshine Acquisition, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 7,428,685[3]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,428,685[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,428,685[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 92.4%
14.	Type of Reporting Person (See Instructions) CO

3	Represents 7,428,685 shares of Common Stock acquired by Purchaser pursuant to the terms of the Offer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated December 9, 2008 (the “Original Schedule 13D”), and is being filed by (i) Green Courte Partners, LLC, an Illinois limited liability company (“GCP LLC“), (ii) GCP REIT II, a Maryland real estate investment trust (“Parent“), and (iii) GCP Sunshine Acquisition, Inc., a Delaware corporation (“Purchaser”, and, together with GCP LLC and Parent, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009 (the Original Schedule 13D, together with this Amendment, the “Schedule 13D”) with respect to the shares of Common Stock of American Land Lease, Inc. Green Courte Real Estate Partners, LLC, a Delaware limited liability company and a subsidiary of GCP LLC (“Green Courte Real Estate”), who was a party to the Original Schedule 13D, tendered 367,800 shares of common stock, par value $0.01 per share (“Common Stock”), of American Land Lease, Inc., a Delaware corporation (“ANL”), in the Offer (as defined below) and no longer beneficially owns any shares of Common Stock.

Item 2.	Identity and Background

The response to Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Statement is being filed by each of the Reporting Persons. Parent and Purchaser are subsidiaries of GCP LLC, a Chicago-based equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. GCP LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. To date, Purchaser has not engaged in any activities other than the activities incidental to its formation and the transactions contemplated by the Merger Agreement (as defined below) as described in Item 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Reporting Persons.

The address of the principal executive and business office of each of the Reporting Persons is 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois, 60045.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers, manager and managing member, as the case may be, of the Reporting Persons are set forth on Schedule I hereto. The business address for each of the persons listed on Schedule I is c/o Green Courte Partners, LLC, 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois, 60045. All directors and officers of the Reporting Persons are citizens of the United States.

(d) and (e). During the last five years, neither GCP LLC, Parent, Purchaser nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On December 9, 2008, Parent, Purchaser, ANL and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and a majority-owned subsidiary of ANL (the “Operating Partnership“), entered into an Agreement and Plan of Merger (the “Merger Agreement“). Pursuant to the Merger Agreement, (i) Purchaser commenced a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock at a price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price“), and (ii) Purchaser will effect a merger (the “Merger“) with ANL in which outstanding shares of Common Stock (excluding shares held by Parent and Purchaser) will be converted into the right to receive an amount in cash equal to the Offer Price. As contemplated by the Merger Agreement, Purchaser also directed the Operating Partnership to offer to redeem all of its outstanding units of limited partnership interest (the “OP Units”) for cash equal to the Offer Price (the “OP Offer”). As of the date of this Statement, all of the OP Units other than those owned by Purchaser have been redeemed for cash.

The Offer’s initial offering period, which was originally scheduled to expire at 12:00 midnight, New York City time, at the end of January 22, 2009, was subsequently extended to 5:00 p.m., New York City time, on February 5, 2009, and again extended to 5:00 p.m., New York City time, on February 17, 2009. Following the expiration of the initial offering period, Purchaser provided a subsequent offering period which commenced immediately and expired at 5:00 p.m., New York City time, on Friday, February 20,

2009, to permit the Company’s stockholders who had not yet tendered an opportunity to do so and allow those stockholders to receive the same offer price of $14.20 per share, net to the seller in cash without interest thereon. The depositary for the Offer advised the Reporting Persons and ANL that, as of 5:00 p.m., New York City time, on February 20, 2009, a total of 7,428,685 shares (including 367,800 shares of Common Stock tendered by Green Courte Real Estate and excluding shares of Common Stock that had been previously tendered pursuant to the guaranteed delivery procedures and that were not actually delivered) of ANL’s common stock were validly tendered and not withdrawn, representing approximately 92.4% of ANL’s outstanding common stock.

The Reporting Persons estimate that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $143.0 million. Parent has or will contribute to Purchaser sufficient funds to acquire all of the outstanding shares of Common Stock pursuant to the Offer and to fulfill its obligations under the Merger Agreement. The required funds were funded with Purchaser’s available cash and cash from its equity investors.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety:

Overview

As described in Item 3 above, on December 9, 2008, Parent, Purchaser, ANL and the Operating Partnership entered into the Merger Agreement. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire common equity interest in, ANL. Pursuant to the Merger, Parent will acquire all of the Common Stock of ANL not purchased pursuant to the Offer or otherwise. Stockholders of ANL who tendered their shares of Common Stock in the Offer ceased to have any equity interest in ANL or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in ANL. On the other hand, after selling their shares of Common Stock in the Offer or the subsequent Merger, stockholders will not bear the risk of any decrease in the value of ANL.

Tender Offer

The Offer’s initial offering period, which was originally scheduled to expire at 12:00 midnight, New York City time, at the end of January 22, 2009, was subsequently extended to 5:00 p.m., New York City time, on February 5, 2009, and again extended to 5:00 p.m., New York City time, on February 17, 2009. Following the expiration of the initial offering period, Purchaser provided a subsequent offering period which commenced immediately and expired at 5:00 p.m., New York City time, on Friday, February 20, 2009, to permit the Company’s stockholders who had not yet tendered an opportunity to do so and allow those stockholders to receive the same offer price of $14.20 per share, net to the seller in cash without interest thereon. The depositary for the Offer advised the Reporting Persons and ANL that, as of 5:00 p.m., New York City time, on February 20, 2009, a total of 7,428,685 shares (including 367,800 shares of Common Stock tendered by Green Courte Real Estate and excluding shares of Common Stock that had been previously tendered pursuant to the guaranteed delivery procedures and that were not actually delivered) of ANL’s common stock were validly tendered and not withdrawn, representing approximately 92.4% of ANL’s outstanding common stock.

Designation of Directors

Pursuant to the Merger Agreement, Purchaser is entitled to designate such number, rounded up to the next whole number, of directors on the board of directors of ANL (the “Board of Directors”) as will give Purchaser representation on the Board of Directors equal to the product of (i) the total number of directors on the board of directors of ANL multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of shares of Common Stock then outstanding (disregarding any unvested and unexercisable stock options and all other unvested rights to acquire shares of Common Stock). Purchaser exercised its right, effective February 18, 2009, to designate directors to the Board of Directors, such that the Board of Directors is now comprised of Randall K. Rowe, James R. Goldman and David B. Lentz, each of whom is a designee of Purchaser.

Merger

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Parent will cause the Merger to occur. The closing of the Merger is subject to the adoption of the Merger Agreement and approval of the Merger by holders of a majority of the outstanding shares of Common Stock and therefore adoption of the Merger Agreement and approval of the Merger is assured. Purchaser currently beneficially owns a majority of the outstanding shares of Common Stock. Upon the consummation of the Merger, (i) ANL will become a subsidiary of Parent and (ii) each share of Common Stock that has not been purchased pursuant to the Offer (other than those shares of Common Stock whose holders properly exercise their dissenters’ rights under the Delaware General Corporation Law) will be converted into the right to receive an amount per share equal to the price received by sellers in the Offer.

Delisting of Common Stock.

Upon or prior to the time that the Merger becomes effective, it is contemplated that the Common Stock will cease to be listed on the New York Stock Exchange and registration of such Common Stock under the Act will be terminated.

The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit 4.1 to the Schedule 13D, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). As of the date hereof, Purchaser beneficially owns an aggregate of approximately 7,428,685 shares of Common Stock representing approximately 92.4% of the outstanding shares of Common Stock. Accordingly, as of the date hereof, GCP LLC and Parent beneficially own an aggregate of approximately 7,428,685 shares of Common Stock representing approximately 92.4% of the outstanding shares of Common Stock. Each of GCP LLC, Parent and Purchaser has the power (i) to vote or direct the voting of 7,428,685 shares of Common Stock and (ii) to dispose or direct the disposition of 7,428,685 shares of Common Stock.

Except as set forth in this Item 5, none of GCP LLC, Parent or Purchaser, and, to the knowledge of GCP LLC, Parent and Purchaser , none of the persons named in Schedule I attached hereto beneficially owns any shares of ANL.

(c). Except as set forth or incorporated elsewhere in this report, none of GCP LLC, Parent or Purchaser, and to the knowledge of GCP LLC, Parent and Purchaser, none of the persons named in Schedule I attached hereto, has effected any transactions in shares of the Company during the past 60 days.

(d). Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 23, 2009

GREEN COURTE PARTNERS, LLC

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP REIT II

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

GCP SUNSHINE ACQUISITION, INC.

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

SCHEDULE I

Directors and Executive Officers of Reporting Persons

GREEN COURTE PARTNERS, LLC

Name	Present Principal Occupation or Employment
Officers

Randall K. Rowe	Manager and Chairman of Green Courte Partners, LLC

James R. Goldman	Managing Director, Chief Investment Officer of Green Courte Partners, LLC

Robert S. Duncan	Managing Director, Retail Investments, of Green Courte Partners, LLC

Kelly L. Stonebraker	Managing Director, General Counsel, of Green Courte Partners, LLC

Stephen A. Wheeler	Managing Director, Asset Management, of Green Courte Partners, LLC

Stephen F. Douglass	Managing Director, Asset Management, of Green Courte Partners, LLC

Michael A. Tarkington	Managing Director, Chief Financial Officer, of Green Courte Partners, LLC

Steven E. Ehrlich	Managing Director, Deputy General Counsel, of Green Courte Partners, LLC

David B. Lentz	Managing Director, MHC Investments, of Green Courte Partners, LLC

Arthur A. Greenberg	Managing Director, Senior Tax Advisor, of Green Courte Partners, LLC

Kian H. Wagner	Vice President, Acquisitions, of Green Courte Partners, LLC

Annette C. Kastner	Controller, of Green Courte Partners, LLC

GCP REIT II

Name	Present Principal Occupation or Employment
Trustees

James R. Goldman	Trustee of GCP REIT II

Robert S. Duncan	Trustee of GCP REIT II

Michael A. Tarkington	Trustee of GCP REIT II

Officers

Randall K. Rowe	Chairman of GCP REIT II

James R. Goldman	President of GCP REIT II

Robert S. Duncan	Vice President of GCP REIT II

Stephen F. Douglass	Vice President of GCP REIT II

David B. Lentz	Vice President of GCP REIT II

Name	Present Principal Occupation or Employment
Michael A. Tarkington	Secretary and Treasurer of GCP REIT II

GCP SUNSHINE ACQUISITION, INC.

Name	Present Principal Occupation or Employment
Directors

Randall K. Rowe	Director of GCP Sunshine Acquisition, Inc.

James R. Goldman	Director of GCP Sunshine Acquisition, Inc.

David B. Lentz	Director of GCP Sunshine Acquisition, Inc.

Officers

Randall K. Rowe	Chairman of GCP Sunshine Acquisition, Inc.

James R. Goldman	President of GCP Sunshine Acquisition, Inc.

David B. Lentz	Vice President of GCP Sunshine Acquisition, Inc.

Michael A. Tarkington	Secretary and Treasurer of GCP Sunshine Acquisition, Inc.